EXHIBIT 12.1

AMERICAN CAPITAL, LTD.

Computation of Ratio of Earnings to Fixed Charges

($ in Millions)

(Unaudited)

	For the Years Ended December 31,
	2009	2008	2007	2006	2005
Net (loss) earnings before taxes:
Net (loss) earnings	$(910)	$(3,115)	$700	$895	$365
Income tax (benefit) provision, including excise tax	(20)	91	12	28	13

Net (loss) earnings before taxes	$(930)	$(3,024)	$712	$923	$378

Fixed Charges:
Interest expense	$256	$220	$287	$190	$101
Rent expense interest factor(A)	5	5	5	3	1

Total fixed charges	$261	$225	$292	$193	$102

Net (loss) earnings available to cover fixed charges	$(669)	$(2,799)	$1,004	$1,116	$480

Ratio of earnings to fixed charges	(B )	(B )	3.4	5.8	4.7

A.	Represents a reasonable approximation of the interest factor included in rent expense.
B.	Due to our net loss for the years ended December 31, 2009 and 2008, the ratio coverage was less than 1:1. We must generate additional earnings of $930 and $3,024, respectively, to achieve a coverage of 1:1.